Mail Stop 3561

December 31, 2008

Mitchell Rubenstein
Chief Executive Officer
Hollywood Media Corp.
2255 Glades Road, Suite 221A
Boca Raton, FL 33431

> Re: Hollywood Media Corp.
> Form 10-K for Fiscal Year Ended December 31, 2007
> Filed March 17, 2008
> Form 10-K/A for Fiscal Year Ended December 31, 2007
> Filed April 29, 2008
> Form 10-Q for Fiscal Quarter Ended September 30, 2008
> Filed November 10, 2008
> Form 8-K Dated August 21, 2008
> Filed August 27, 2008
> Definitive Proxy filed on Schedule 14A
> Filed November 18, 2008
> Written Response Filed November 3, 2008
> File No. 1-14332

Dear Mr. Rubenstein:

We have reviewed your response to our letter dated October 8, 2008 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 8-K Dated August 21, 2008
Item 101. Entry into a Material Definitive Agreement, page 2

1. We note your response to comments 4 and 5 of our letter dated October 8, 2008 regarding the sale of the Hollywood.com business for $10 million on August 21, 2008 to R&S Investments, LLC, a related party entity owned by your Chairman and CEO and his wife who is Vice-Chairperson, President and COO. We are continuing to review the pertinent details of the transaction to understand the

reasons why you believe there is sufficient support for the transaction to qualify for treatment as a sale in 2008. Your continuing involvement with respect to performing contract reviews and providing information technology support appears to be significant and suggests the risks of ownership have not yet transferred to R&S Investments. Accordingly, we are not persuaded at this time that your transaction with R&S Investments meets the requirements to be accounted for as a sale and divesture. In this regard Section 5 of the Transition Services Agreement indicates that you are required to provide to R&S Investments essential information technology support that seems critical to the on-going internet operations of the Hollywood.com businesses for a term of fifteen months, or until at least November 21, 2009. Please more clearly explain and disclose your responsibilities for contract review as well as the nature and type of the technology service that was not assumed by R&S Investments at the time the Purchase Agreement was consummated on August 21, 2008. Refer to Questions 1 and 2 of SAB 5: E – *Accounting for Divestiture of a Subsidiary or Other Business Operation and* See paragraph 42(b) of SFAS 144. We may have further comments upon review of your response.

2. We note your response to prior comment 5. Please clarify who has control over the $2.6 million in the escrow account and how payments are disbursed from that account. Explain to us and disclose if payments from the escrow account are considered adjustments to the purchase price. Please explain and disclose if the Purchase Agreement provides an incentive for R&S Investments to incur losses less than $2.6 million during the first two years. Given the $2.6 million in operating losses being funded by the Company and your continuing involvement under the Transition Services Agreement, tell us what consideration has been given to whether the businesses included in the transaction with R&S Investments qualify as variable interest entities which may require consolidation under the provisions of FIN 46(R) – *Consolidation of Variable Interest Entities*. We may have further comment upon review of your response.

3. We note your responses to prior comments 4 and 7. Please clarify to us and revise your disclosure of identify all of the businesses and assets included in the transaction with R&S Investments, LLC on August 21, 2008. For instance, it is not clear from your current disclosures if the transaction included Broadway.com Television and all of the assets of the Cable TV Division which involved the distribution rights to provide cable service to more than 20 million subscribers on several cable systems such as Comcast Cable, Cablevision, Systems, and Cox Communications.

<u>Definitive Proxy filed on Schedule 14A</u>

4. We note in your response to comment 3 of our letter dated October 8, 2008 that your future filings would clarify the basis for the determination to set the compensation level below the market median benchmark. We note that you did not provide the information in your recent proxy and therefore request that you provide us with the language that will appear in your future filings.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Milwood Hobbs, Accountant (202) 551-3241 or Michael Moran, Reviewing Accountant, at (202) 551-6050 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director